BB 3/16 *

06004185

STATES
IANGE COMMISSION
D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

| SEC FILE NUMBER |
|---|
| 8-17230 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

AB 3/20

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Ladenburg Thalmann & Co. Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 Madison Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore Giardina (212) 409-2450
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAY 31 2006
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, Salvatore Giardina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ladenburg Thalmann & Co. Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

I further affirm that this financial statement is being made available to all members or allied

Members of the New York Stock Exchange, Inc.

ISAAC HAMAOUI
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01HA5070455
QUALIFIED IN KINGS COUNTY
COMMISSION EXPIRES 12/16/2006

Notary Public

Signature

Chief Financial Officer

Title

Signature

Chief Executive Officer

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# LADENBURG THALMANN & CO. INC.
# AND SUBSIDIARIES
(a wholly owned subsidiary of
Ladenburg Thalmann Financial Services Inc.)

## CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2005

**Eisner**

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder
Ladenburg Thalmann & Co. Inc.
New York, New York

We have audited the accompanying consolidated statement of financial condition of Ladenburg Thalmann & Co. Inc. and subsidiaries (the "Company"), a wholly owned subsidiary of Ladenburg Thalmann Financial Services Inc., as of December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Ladenburg Thalmann & Co. Inc. and subsidiaries as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 16, 2006

## LADENBURG THALMANN & CO. INC. AND SUBSIDIARIES

***Consolidated Statement of Financial Condition***
**December 31, 2005**

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 1,042,532 |
| Securities owned, at market value | 1,610,576 |
| Due from clearing brokers | 20,947,119 |
| Due from Parent and affiliates | 1,156,281 |
| Exchange memberships owned, at acquisition cost (market value $4,616,000) | 1,412,500 |
| Furniture, equipment and leasehold improvements, net | 722,273 |
| Restricted asset | 1,059,698 |
| Other assets | 1,533,266 |
| | $ 29,484,245 |
| **LIABILITIES** | |
| Securities sold, but not yet purchased, at market value | $ 8,853,609 |
| Accrued compensation | 2,487,962 |
| Accrued expenses and other liabilities | 4,308,886 |
| Deferred rent | 1,477,788 |
| | 17,128,245 |
| **STOCKHOLDER'S EQUITY** | |
| Common stock, $.01 par value; 10,000,000 shares authorized; 5,600,000 shares issued and outstanding | 56,000 |
| Capital in excess of par value | 78,491,742 |
| Accumulated deficit | (66,191,742) |
| | 12,356,000 |
| | $ 29,484,245 |

## NOTE A - ORGANIZATION AND BUSINESS

Ladenburg Thalmann & Co. Inc. (the "Company") is a registered broker and dealer in securities that clears its customer transactions through its correspondent clearing broker on a fully disclosed basis. The Company engages in various businesses of a broker-dealer including principal and agency trading, investment banking and underwriting activities.

The Company is a subsidiary of Ladenburg Thalmann Financial Services Inc. ("Parent" or "LTS"), a publicly traded company whose stock trades on the American Stock Exchange under the symbol LTS.

The accompanying consolidated statement of financial condition includes the accounts of the Company and its subsidiaries, all of which are wholly owned. Intercompany balances have been eliminated upon consolidation. The Company's subsidiaries primarily provide asset management services.

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

The Company considers all highly liquid financial instruments with an original maturity of less than three months to be cash equivalents.

Securities owned and securities sold, but not yet purchased, which are traded on a national securities exchange or listed on NASDAQ, are valued at the last reported sales prices of the year. Futures contracts are valued at their last reported sales price. Securities owned, which have exercise or holding period restrictions, are valued at fair value as determined by the Company's management. The carrying values of all other financial instruments approximate their fair values due to the relatively short-term nature of these instruments.

Depreciation of furniture and equipment is provided by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

The Company and its subsidiaries are included in the consolidated federal income tax return and in certain combined state and local income tax returns filed by the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," ("SFAS 146") allows costs associated with an exit or disposal to be recognized and measured initially at their fair value in the period in which the liability is incurred. For operating leases, a liability for costs that will continue to be incurred under the lease for the remaining term without economic benefit shall be recognized and measured at its fair value when the entity ceases using the right conveyed by the lease (the "cease-use-date"). The fair value of the liability at the "cease-use-date" shall be determined based on the remaining lease rentals, reduced by the estimated sublease rentals that could be reasonably obtained for the property (see Note G[1]).

### NOTE C - SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

The components of securities owned and securities sold, but not yet purchased as of December 31, 2005 are as follows:

| | Securities Owned | Securities Sold, but not yet Purchased |
|---|---|---|
| Common stock and warrants | $1,568,945 | $ 8,853,609 |
| Municipal obligations | 41,631 | |
| | $1,610,576 | $ 8,853,609 |

Securities sold, but not yet purchased principally represents securities sold pursuant to an underwriters' over-allotment option which was exercised in January 2006.

Substantially all of the securities owned are deposited with the Company's primary clearing broker and, pursuant to the agreement, the securities may be sold or hypothecated by the clearing broker.

### NOTE D - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 and the Commodity Futures Trading Commission's Regulation 1.17. The Company has elected to compute its net capital under the alternative method allowed by these rules. At December 31, 2005, the Company had net capital of approximately $2,932,000, which was approximately $2,682,000 in excess of its required net capital of $250,000.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its primary correspondent broker on a fully disclosed basis.

### NOTE E - FINANCIAL INSTRUMENTS

In the normal course of its business, the Company may enter into transactions in financial instruments with off-balance-sheet risk. These financial instruments consist of financial futures contracts, written equity index option contracts and securities sold, but not yet purchased.

Financial futures contracts provide for the delayed delivery of a financial instrument with the seller agreeing to make delivery at a specified future date, at a specified price. These futures contracts involve elements of market risk which may exceed the amounts recognized in the consolidated statement of financial condition. Risk arises from changes in the values of the underlying financial instruments or indices.

Equity index options give the holder the right to buy or sell a specified number of units of a stock market index, at a specified price, within a specified time and are settled in cash. The Company may enter into these option contracts in order to reduce its exposure to market risk on securities owned. Credit and market risk arises from the potential inability of the counterparties to perform under the terms of the contracts and from changes in the value of a stock market index. The Company enters into option transactions primarily as a hedge for securities owned or securities sold but not yet purchased. As a writer of options, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the securities underlying the option.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at December 31, 2005 at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2005.

## NOTE F - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Components of furniture, equipment and leasehold improvements included in the consolidated statement of financial condition at December 31, 2005 were as follows:

| | |
|---|---|
| Leasehold improvements | $ 142,279 |
| Computer equipment | 3,739,670 |
| Furniture and fixtures | 1,127,712 |
| Other | 1,886,120 |
| Total cost | 6,895,781 |
| Less accumulated depreciation and amortization | (6,173,508) |
| | $ 722,273 |

See Note G[1].

## NOTE G - COMMITMENTS AND CONTINGENCIES

**[1] Operating leases:**

The Company is obligated under several noncancelable lease agreements for office space, expiring in various years through June 2015. Certain leases have provisions for escalation based on specified increases in costs incurred by the landlord. The Company is subleasing a portion of its office space. The subleases expire at various periods through 2015. Minimum lease payments, net of lease abatement and exclusive of escalation charges, and sublease rentals are as follows:

| Year Ending December 31, | Lease Commitments | Sublease Rentals | Net |
|---|---|---|---|
| 2006 | $ 4,436,308 | $ 4,492,018 | $ (55,710) |
| 2007 | 4,617,795 | 4,645,848 | (28,053) |
| 2008 | 5,305,190 | 5,166,898 | 138,292 |
| 2009 | 5,305,190 | 5,166,898 | 138,292 |
| 2010 | 5,305,190 | 4,017,508 | 1,287,682 |
| Thereafter | 25,320,225 | 14,634,504 | 10,685,721 |
| | $ 50,289,898 | $ 38,123,674 | $ 12,166,224 |

One of the leases obligates the Company to occupy additional space at the landlord's option, which may result in aggregate additional lease payments of up to approximately $700,000.

In September 2004, the Company subleased one of two remaining floors it occupied in its New York City office for the remaining term of its lease. The fair value of the Company's obligation with respect to the lease, computed in accordance with SFAS 146, was approximately $1,500,000 at inception of the sublease and approximated the balance of the Company's deferred rent liability relating to such space. The balance of this liability as of December 31, 2005 was approximately $364,000 and is included in accrued expenses and other liabilities. The decrease in the liability results from net cash outflows relating to the space, including certain costs in connection with the sublease.

NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

**[1] Operating leases: (continued)**

In December 2005, the Company entered into an agreement to sublet the remaining floor of its New York City office, through the end of its lease period. Accordingly, the related leasehold improvements, having an unamortized cost of $1,325,886, were written off. In conjunction with the write-off of these leasehold improvements, $1,263,802 of the unamortized deferred rent credit representing reimbursement from the landlord of such leasehold improvements was also written-off in 2005. The $828,745 balance of the unamortized deferred rent credit was equivalent to the fair value of the Company's obligation with respect to the lease and is included in accrued expenses and other liabilities.

Deferred rent of approximately $1,478,000 represents the difference between rent payable calculated over the life of the leases on a straight-line basis (net of lease incentives) and rent payable on a cash basis.

At December 31, 2005, the Company has utilized a letter of credit in the amount of $1,000,000 which is collateralized by $1,059,698 of the Company's investment in a money market fund that is classified as restricted asset on the consolidated statement of financial condition. The letter of credit is used as collateral for the lease for the Company's office space. Pursuant to the lease agreement, the requirement to maintain this letter-of-credit facility expires on December 31, 2006.

**[2] Litigation:**

The Company is a defendant in litigation and may be subject to unasserted claims or arbitrations primarily in connection with its activities as a securities broker-dealer and participation in public underwritings. Such litigation and claims involve substantial or indeterminate amounts and are in varying stages of legal proceedings. As of December 31, 2005, the Company is a defendant in several various pending arbitrations claiming substantial amounts of damages.

In May 2003, a suit was filed in the U.S. District Court for the Southern District of New York by Sedona Corporation against the Company, former employees of the Company and a number of other firms and individuals. The plaintiff alleges, among other things, that certain defendants (not the Company) purchased convertible securities from plaintiff and then allegedly manipulated the market to obtain an increased number of shares from the conversion of those securities. The Company acted as placement agent and not as principal in those transactions. Plaintiff has alleged that the Company and the other defendants violated federal securities laws and various state laws. The plaintiff seeks compensatory damages from the defendants of at least $660,000,000 and punitive damages of $2,000,000,000. In August 2005, the Company's motion to dismiss was granted in part and denied in part; the Company's motion to reconsider portions of that decision is currently pending. The Company believes the plaintiffs' claims in this action are without merit and intends to vigorously defend against them.

**NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)**

**[2] Litigation: (continued)**

In March 2004, the Company was served with an amended complaint in a lawsuit filed by Exotics.com, Inc. in the Superior Court of the State of California for the County of Los Angeles adding the Company and a number of other parties as defendants. The amended complaint, which sought unspecified damages, was dismissed in its entirety as to the Company with prejudice in July 2005.

In May 2004, the NASD contacted the Company regarding an informal investigation into past activities of the Company and certain of its employees involving potential violations of NASD Rule 2440 and NASD Interpretive Memorandum 2440(c)(5) relating to fair prices and commissions. On September 15, 2004, the Company received a "Wells Letter" from the staff of the NASD. On March 23, 2005, without admitting or denying the NASD's allegations or findings, the Company consented to entry of an Acceptance, Waiver and Consent in which the NASD found that the Company violated NASD Conduct Rule 2440, NASD Interpretive Memorandum 2440(c)(5), and NASD Conduct Rules 2110 (by virtue of violating Sections 17(a)(2) and (3) of the Securities Act of 1933), 3010 and 2110. In connection with the settlement, during 2005, the Company reimbursed customers and also paid a fine. In addition, the Company has implemented recommendations made by an independent consultant relating to the Company's policies and procedures concerning the above-mentioned NASD rules.

In July 2004, a suit was filed in the U.S. District Court for the Eastern District of Arkansas by Pet Quarters, Inc. against the Company, a former employee of the Company and a number of other firms and individuals. The plaintiff alleges, among other things, that certain defendants (not the Company) purchased convertible securities from the plaintiff and then allegedly manipulated the market to obtain an increased number of shares from the conversion of those securities. The Company acted as placement agent and not as principal in those transactions. Plaintiff has alleged that the Company and the other defendants violated federal securities laws and various state laws. The plaintiff seeks compensatory damages from the defendants of at least $400,000,000. The Company's motion to dismiss this action is currently pending. The Company believes that the plaintiff's claims are without merit and intends to vigorously defend against them.

In November 2004, the Company was served with an amended complaint in a lawsuit filed by Alan Sporn and Trident Systems, Inc. in the United States District Court for the Central District of California adding the Company and a number of other firms as defendants. The amended complaint alleged that the Company, as well as all other market makers in the plaintiff company's stock, the Depository Trust Company and the National Securities Clearing Corporation, violated various federal and California statutes and regulations, and committed common law fraud and negligence, purportedly by engaging in improper short sales of Trident's stock. The plaintiffs were seeking compensatory damages against all defendants aggregating approximately $152,000,000 and unspecified punitive damages. In July 2005, after the Company filed another motion to dismiss, the new amended complaint was dismissed with prejudice pursuant to a court-ordered stipulation.

### NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

**[2] Litigation: (continued)**

In December 2005, a lawsuit was filed in New York State Supreme Court, New York County, by Digital Broadcast Corp. against the Company, a Company employee and another individual. The plaintiff alleges, among other things, that in connection with plaintiff's retention of the Company to assist it in its efforts to obtain financing through a private placement of its securities, the Company committed fraud and breach of fiduciary duty, breach of contract, and breach of the implied covenant of good faith and fair dealing. The plaintiff seeks compensatory damages in excess of $2,000,000 and punitive damages of $10,000,000. The Company's deadline to answer or to move to dismiss has been extended pending the plaintiff's amendment of the complaint. The Company believes that the plaintiff's claims are without merit and intends vigorously to defend against them.

With respect to certain arbitration, litigation and regulatory matters, where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company has provided a liability of approximately $481,000 at December 31, 2005 (included in accrued expenses and other liabilities). With respect to other pending matters, due to the uncertain nature of litigation in general, the Company is unable to estimate a range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

### NOTE H - INCOME TAXES

The Company files consolidated federal and certain combined state and local income tax returns with its Parent. For financial reporting purposes, the Company determines its income tax provision on a separate company basis.

The Company accounts for taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of tax benefits or expense on the temporary differences between the tax basis and book basis of its assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2005, the Company had deferred tax assets of approximately $16,600,000 which are primarily attributable to accruals which are not currently deductible, unrealized gains and losses on securities transactions, depreciation and amortization and net operating loss carryforwards. Such amount has been fully reserved based on management's evaluation that it is more likely than not that the benefits will not be realized.

At December 31, 2005, the Company and its subsidiaries' share of the consolidated net operating loss carryforwards, which expire in various years from 2015 through 2026, was approximately $34,000,000.

The Company's ability to use such carryforwards to reduce future taxable income is subject to limitations attributable to the Parent's equity transactions in March 2005 that have resulted in a change of ownership for the Parent, as defined in Internal Revenue Code Section 382.

## NOTE I - BENEFIT PLANS

The Company has a 401(k) retirement plan (the "Plan"), which allows eligible employees to invest a percentage of their pretax compensation, limited to the statutory maximum ($14,000 for 2005). The Plan also allows the Company to make matching and/or discretionary contributions. The Company elected not to make matching or discretionary contributions for 2005.

## NOTE J - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's transactions are cleared by other brokers and dealers in securities pursuant to clearance agreements. Although the Company primarily clears its transactions through other brokers and dealers in securities, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

At December 31, 2005, substantially all of the securities owned and the amount due from clearing broker reflected in the consolidated statement of financial condition are positions held at and amounts due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations.

## NOTE K - SUBORDINATED LIABILITIES

In December 2005, the Company received temporary cash subordinations in the amount of $9,800,000 from its Parent and $15,000,000 from a director of its Parent to provide additional regulatory capital required for an underwriting participation. Upon completion of the underwriting during the same month, the Parent was repaid the $9,800,000 plus interest at the rate of prime plus 2% which amounted to $14,000 and the director of the Parent was repaid $15,000,000 along with a $300,000 pre-determined interest amount.

## NOTE L - EMPLOYEE INCENTIVE PLANS

The Company is a participant in a stock option plan (the "Plan") sponsored by LTS that provides for the granting of stock options in LTS's common stock to certain directors, employees and consultants, at its discretion.

Stock option activity related to options granted by LTS to the Company's employees, including options to purchase 14,000,000 shares outside the Plan, and related information for the year ended December 31, 2005 is as follows:

| | Shares | Weighted-Average Exercise Price |
|---|---|---|
| **Outstanding at December 31, 2004** | 8,192,431 | $ 0.93 |
| Granted during 2005 | 16,144,500 | 0.58 |
| Forfeited or expired during 2005 | (3,779,394) | 0.71 |
| Exercised during 2005 | (44,767) | 0.47 |
| **Outstanding at December 31, 2005** | 20,512,770 | 0.69 |

**NOTE L - EMPLOYEE INCENTIVE PLANS (CONTINUED)**

The following summarizes information about shares subject to option at December 31, 2005:

| Outstanding Options | | | | Options Exercisable | |
|---|---|---|---|---|---|
| Exercise Price Range | Number Outstanding | Weighted-Average Exercise Price | Weighted-Average Remaining Life in Years | Number Exercisable | Weighted-Average Exercise Price |
| \$0.45 - \$0.88 | 18,133,320 | \$ 0.59 | 9.04 | 2,409,937 | \$ 0.66 |
| 1.01 - 2.13 | 1,979,450 | 1.02 | 8.37 | 669,817 | 1.04 |
| 3.00 - 4.06 | 400,000 | 3.53 | 3.79 | 400,000 | 3.53 |
| | 20,512,770 | 0.69 | | 3,479,754 | 1.06 |

The Parent's Qualified Employee Stock Purchase Plan ("ESP") permits employees of LTS and its subsidiaries to acquire up to 5,000,000 shares of LTS's common stock. All full-time employees may use a portion of their salary to acquire shares of LTS's common stock at a discount of up to 15% below the market price of the Company's common stock, on the beginning or end of such option period, whichever is lower. Effective January 1, 2006, the discount was decreased to 5% and the purchase price is based on LTS's market price at the end of each option period. Option periods are three months long and commence on January 1, April 1, July 1, and October 1 of each year and end on March 31, June 30, September 30 and December 31 of each year. The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. During 2005, 686,096 shares of LTS's common stock were issued to employees under this Plan, at prices ranging from $0.39 to $0.50 per share, for an aggregate purchase price of approximately $306,000.

**NOTE M - RECONCILIATION OF ASSETS AND LIABILITIES TO FORM X-17A-5**

The accompanying consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America and differs from the accounting prescribed by the Securities and Exchange Commission's general instructions to Form X-17A-5 under which certain subsidiaries may not be consolidated.

**NOTE M - RECONCILIATION OF ASSETS AND LIABILITIES TO FORM X-17A-5 (CONTINUED)**

A reconciliation of amounts reported herein by the Company to amounts reported by the Company on the amended unaudited Form X-17A-5 Part II filed with the SEC is as follows:

| | Part II Form X-17A-5 | Subsidiaries Consolidated | Reclassifications | Consolidated Statement of Financial Condition |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Cash and cash equivalents | $ 660,539 | $ 381,493 | $ 500 | $ 1,042,532 |
| Securities owned | 1,610,576 | | | 1,610,576 |
| Due from clearing broker | 20,947,119 | | | 20,947,119 |
| Due from Parent and affiliates | 2,161,251 | 180 | (1,005,150) | 1,156,281 |
| Exchange memberships owned | 1,412,500 | | | 1,412,500 |
| Furniture, equipment and leasehold improvements, net | 722,273 | | | 722,273 |
| Restricted asset | | | 1,059,698 | 1,059,698 |
| Other assets | 2,449,356 | 139,109 | (1,055,199) | 1,533,266 |
| | $ 29,963,614 | $ 520,782 | $ (1,000,151) | $ 29,484,245 |
| **LIABILITIES** | | | | |
| Securities sold, but not yet purchased | $ 8,853,609 | | | $ 8,853,609 |
| Accrued compensation | | | $ 2,487,962 | 2,487,962 |
| Accrued expenses and other liabilities | 8,754,005 | $ 767,681 | (5,212,800) | 4,308,886 |
| Deferred rent | | | 1,477,788 | 1,477,788 |
| | 17,607,614 | 767,681 | (1,247,050) | 17,128,245 |
| **STOCKHOLDER'S EQUITY** | | | | |
| Common stock | 56,000 | 10 | (10) | 56,000 |
| Capital in excess of par value | 78,491,742 | 1,520,090 | (1,520,090) | 78,491,742 |
| Accumulated deficit | (66,191,742) | (1,766,999) | 1,766,999 | (66,191,742) |
| | 12,356,000 | (246,899) | 246,899 | 12,356,000 |
| | $ 29,963,614 | $ 520,782 | $ (1,000,151) | $ 29,484,245 |